Fortuna Silver to present at The San Francisco Hard Assets Investment Conference in San Francisco, California 11/16-17

Vancouver, November 15, 2012-- Fortuna Silver Mines, Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) is pleased to announce that it will be exhibiting and presenting at The San Francisco Hard Assets Investment Conference, which is being held on November 16th and 17th, 2012 at the Marriott Marquis in San Francisco, California.

Carlos Baca, Investor Relations Manager, will be presenting on Friday, November 16th at 12:06 p.m.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver Mine in southern Peru and the San Jose silver-gold Mine in Mexico.  The company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE COMPANY

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Management Head Office: Carlos Baca- Tel (Lima): +51.1.616.6060, ext. 0

Corporate Office:  Holly Hendershot- Tel (Toronto): +1.647.725.0813 / Tel (Vancouver):

      +1.604.484.4085

Media Contact, North America:

Christina Pagano

Breakstone Group

Phone: +1.212.213.2851

Mobile:  +1.646.382.3871

E-mail:  paganopr@aol.com